Exhibit 99.13

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
IM Cannabis Corp. (the “Issuer”).	IMCC

Date:    February 7, 2023

Is this an updating or amending Notice:   ☒  Yes   ☐  No

If yes provide date(s) of prior Notices:  January 13, 2023, January 16, 2023, January 20, 2023 and January 30, 2023.

Issued and Outstanding Securities of Issuer Prior to Issuance:  11,150,849 common shares (“Common Shares”).

Pricing

Date of news release announcing proposed issuance:  January 13, 2023 or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: US$1.30.1  or

Day preceding request for price protection: N/A.

Closing

Number of securities to be issued: The Issuer closed a fourth tranche of its previously announced non-brokered private placement of units (“Units”) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). An aggregate of 760,450 Units at a price of US$1.25 per Unit for aggregate proceeds of US$950,562.50 were issued and sold under the fourth tranche of the LIFE Offering. Each Unit consisted of one Common Share and one Common Share purchase warrant (each a “Warrant”) at a price of US$1.25 per Unit. Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

Furthermore, the Issuer closed a third tranche of its previously announced non-brokered private placement of 400,000 Units on the same terms and at the same price as the LIFE Offering for aggregate gross proceeds of US$500,000 (the “Concurrent Offering”).

In total, the Issuer issued an aggregate of 4,639,621 Units on a combined basis under the LIFE Offering and Concurrent Offering for aggregate gross proceeds of US$5,799,526.75, such amount exclusive of 102,152 Units issued to a director of the Issuer in a previous tranche of the LIFE Offering whose subscription price was satisfied by the settlement of US$127,690 in debt owed by the Issuer to the director.

1 The closing price of the Issuer’s Common Shares on the Nasdaq Capital Market on January 13, 2023 was US$1.30.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Issued and outstanding securities following issuance: 12,311,299 Common Shares.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.
An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.
Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Part 1.          Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value ($) raised in the jurisdiction
Ontario	12	US$1.25	$625,562.50
British Columbia	2	US$1.25	$225,000.00
Quebec	1	US$1.25	$100,000.00
United States	1	US$1.25	$500,000.00
Total number of purchasers:	16
Total dollar value of distribution in all jurisdictions:			US$1,450,562.50

Table 1B – Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security ($)	Conversion Price (if Applicable) ($)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)
N/A

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

1.
Total amount of funds to be raised: Cash gross proceeds of US$1,450,562.50 were raised in connection with the closing of the fourth and third tranches of the LIFE Offering and Concurrent Offering, respectively.

2.
Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

The Issuer intends to use the proceeds for general working capital purposes.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities. N/A.

5.	Description of securities to be issued:

(a)	Class Common Shares.

(b)	Number 1,160,450 Common Shares in connection with the closing of the fourth and third tranches of the LIFE Offering and Concurrent Offering, respectively.

(c)	Price per security US$1.25.

(d)	Voting rights Each Common Share is entitled to one vote.

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number 1,160,450 Warrants in connection with the closing of the fourth and third tranches of the LIFE Offering and Concurrent Offering, respectively.

(b)
Number of securities eligible to be purchased on exercise of warrants (or options) 1,160,450 Common Shares upon exercise of the Warrants issued in connection with the closing of the fourth and third tranches of the LIFE Offering and Concurrent Offering, respectively.

(c)	Exercise price US$1.50.

(d)	Expiry date 36 months following the date of issuance.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount N/A.

(b)	Maturity date N/A.

(c)	Interest rate N/A.

(d)	Conversion terms N/A.

(e)	Default provisions N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): First Republic Capital Corporation.

(b)	Cash Finder’s fee in the amount of US$45,965.63, representing 5% of the aggregate gross proceeds received from purchasers introduced to the Issuer by the finder.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

9.
State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship No Related Person to the Issuer received compensation in connection with the distribution of Units in the fourth and third tranches of the LIFE Offering and Concurrent Offering, respectively.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A.

11.	State whether the private placement will result in a change of control.

No change of control.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A.

13.
Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

Confirmed.

Given that the LIFE Offering was made pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, the securities issued pursuant to the LIFE Offering are not subject to a hold period in accordance with applicable Canadian securities laws.

The securities issued pursuant to the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities legislation.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Part 2.          Acquisition

1.
Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:  N/A.

2.
Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: N/A.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments: N/A.

(a)	Total aggregate consideration in Canadian dollars: _________________________.	.

(b)	Cash: _____________________________________________________________.	.

(c)	Securities (including options, warrants etc.) and dollar value: _________________.

(d)	Other: ____________________________________________________________.	.

(e)	Expiry date of options, warrants, etc. if any: ______________________________.	.

(f)	Exercise price of options, warrants, etc. if any: ____________________________.	.

(g)	Work commitments: _________________________________________________.	.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

N/A.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows: N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A.

8.
Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A.

(a)
Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .______________________________________________________________________________________________________.

(b)	Cash _______________________________________________________________.	.

(c)	Securities ___________________________________________________________.	.

(d)	Other ______________________________________________________________.	.

(e)	Expiry date of any options, warrants etc. __________________________________.

(f)	Exercise price of any options, warrants etc. ________________________________.	.

9.
State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.
The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated February 7, 2023.

Oren Shuster Name of Director or Senior Officer

“Oren Shuster” Signature

Chief Executive Officer Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE” or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•
To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
September 2018